EXHIBIT 12

PEOPLES BANCORP INC. ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2010

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN ANNUAL REPORT ON FORM 10-K

	Year Ended December 31,
(Dollars in thousands)	2010	2009	2008
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$ 5,754	$ 3,126	$ 7,615
Fixed charges (excluding preferred stock dividends)	10,616	14,439	16,684
Total earnings	16,370	17,565	24,299
Fixed charges:
Interest expense (excluding deposit interest)	10,311	14,139	16,438
Rent expense interest factor (1)	306	300	246
Preferred stock dividends (2)	2,052	1,877	–
Total fixed charges (excluding deposit interest)	12,669	16,316	16,684

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	1.29	1.08	1.46

Including Interest on Deposits:
Earnings:
Income before income taxes	$ 5,754	$ 3,126	$ 7,615
Fixed charges (excluding preferred stock dividends)	29,739	40,563	47,994
Total earnings	35,493	43,689	55,609

Fixed charges:
Interest expense (including deposit interest)	29,433	40,262	47,748
Rent expense interest factor (1)	306	300	246
Preferred stock dividends (2)	2,052	1,877	–
Total fixed charges (including deposit interest)	31,791	42,439	47,994

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	1.12	1.03	1.16

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.
(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.